June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-279839)

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, June 20, 2024, or as soon as practicable thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Paul A. Romness, MPH

June 18, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-279839)

Ladies and Gentlemen:

OS Therapies Incorporated hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, June 20, 2024, or as soon as practicable thereafter.

Very truly yours,

OS Therapies Incorporated

By:	/s/ Paul A. Romness
Paul A. Romness
President and Chief Executive Officer